press release

ArcelorMittal announces share buyback program prior to the start of trading

Luxembourg, 13 March, 2018 - ArcelorMittal announces a share buyback program under the authorization given by the annual general meeting of shareholders held on 5 May 2015 (the “Program”).

The key terms of the Program are summarized below:

•	Objective: The shares acquired under this Program are intended to meet ArcelorMittal’s obligations arising from:
o	share option programs, or other allocations of shares, to employees or to members of management including the CEO Office of ArcelorMittal or group companies.
•	Maximum Amount allocated to the Program:
ArcelorMittal intends to repurchase for an aggregate maximum amount of US$ 280 000 000 in accordance with the resolution of the annual general meeting of shareholders held on 5 May 2015 and applicable market abuse regulations.
•	Maximum number of shares to be acquired: 7 000 000 shares, and
•	Duration: over a period from 13 March 2018 until 5 May 2020.